Exhibit 99.1

QuantaSing Group Limited to Begin Trading Under New Name “Here Group Limited” and
New Ticker Symbol “HERE” Effective November 11, 2025

BEIJING, November 11, 2025 (GLOBE NEWSWIRE) -- QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a pop toy company dedicated to creating beloved collectibles and trend-defining experiences, today announced that effective at the opening of trading on Tuesday, November 11, 2025, the Company’s ordinary shares will begin trading on the Nasdaq Global Market under the new name, “Here Group Limited,” and new ticker symbol, “HERE.”

In connection with the name change and ticker symbol change, no action is required from current shareholders and the Company’s CUSIP number will remain the same.

Historical trading data of the Company’s shares prior to November 11, 2025 may not yet be available on certain third-party websites and apps when searching for “Here Group Limited” and/or “HERE,” in which case such data may temporarily be found under “QuantaSing Group Limited” and/or “QSG.”

In connection with changes to the Company name and the ticker symbol, the Company will be transitioning to a new domain for its website and corporate email.

New website addresses:

Official website: https://www.heregroup.com

Investor relations website: https://ir.heregroup.com

All company email addresses will follow the format of name@heregroup.com. The Company’s new websites will launch on November 11, 2025 concurrently with the transition to the new email domain. In order to ensure a smooth transition, our old domain will be automatically redirected to our new one for a period of time.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, including its strategic pivot to a product-driven growth; its future business development, especially the growth of its pop toy business, results of operations and financial condition; its ability to attract and retain consumers and to increase their spending; its ability to maintain and enhance the recognition and reputation of its brands; its expectations regarding demand for and market acceptance of its products; expected growth, future trends and competition in the markets that it operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to its business and industries, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About the Company

The Company, through its HERE奇梦岛 brand, creates collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at its core, the Company delivers immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, the Company is building vibrant cultural ecosystems where fans shape and share dreams.

For more information, please visit: https://ir.heregroup.com.

Contact

Investor Relations

Leah Guo

Here Group Limited

Email: ir@heregroup.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: Heregroup.IR@icrinc.com

Phone: +1 (212) 537-0429